Nova Roma, Inc.
A Delaware Corporation

Consolidated Financial Statements and Independent Auditor's Report
As of December 31, 2023 and for the period from July 13, 2023 (Inception) to
December 31, 2023

NOVA ROMA, INC.

TABLE OF CONTENTS



To the Board of Directors of
Nova Roma, Inc.
Nashville, Tennessee

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying consolidated financial statements of Nova Roma, Inc. (the "Company") which comprise the consolidated balance sheet as of December 31, 2023, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the period from July 13, 2023 (inception) to December 31, 2023, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the period from July 13, 2023 (inception) to December 31, 2023, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the consolidated financial statements, the Company has not yet commenced its planned full-scale principal operations, has an accumulated deficit of $7,463 as of December 31, 2023, and has incurred net loss of $6,863 for the period ended December 31, 2023. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. Management's plans in regard to these matters are also described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's

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ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

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Artesian CPA, LLC
Denver, Colorado
September 24, 2024

Artesian CPA, LLC
1312 17th Street, #462 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

NOVA ROMA, INC.
CONSOLIDATED BALANCE SHEET
As of December 31, 2023

ASSETS

Current Assets:

Cash and cash equivalents	$	714,462
Total Current Assets		714,462
Investments in production		128,702
TOTAL ASSETS	$	843,164

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:

Accounts payable	$	9,698
Total Current Liabilities		9,698

Stockholders' Equity:

Series CF preferred stock, $0.00001 par value, 60,000,000 shares authorized, 7,460,335 shares issued and outstanding as of December 31, 2023; liquidation preference of $1,074,358 as of December 31, 2023	75
Common stock, $0.00001 par value, 80,000,000 shares authorized, 60,000,000 shares issued and and outstanding as of December 31, 2023	600
Additional paid-in capital	840,254
Accumulated deficit	(7,463)
Total Stockholders' Equity	833,466

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	843,164

See accompanying Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

NOVA ROMA, INC.
CONSOLIDATED STATEMENT OF OPERATIONS
For the period from July 13, 2023 (inception) to December 31, 2023

Revenue	$	-
Cost of revenue		-
Gross profit/(loss)		-
Operating expenses:		
General and administrative		10,168
Total operating expenses		10,168
Loss from operations		(10,168)
Other income/(expenses)		
Interest income		3,305
Total other income/(expenses)		3,305
Net loss	$	(6,863)

NOVA ROMA, INC.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the period from July 13, 2023 (inception) to December 31, 2023

	Series CF Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount			
Balance at July 13, 2023 (inception)	-	$ -	60,000,000	$ 600	$ -	$ (600)	$ -
Series CF preferred stock issuance	7,460,335	75	-	-	895,223	-	895,298
Offering costs	-	-	-	-	(54,969)	-	(54,969)
Net loss	-	-	-	-	-	(6,863)	(6,863)
Balance at December 31, 2023	7,460,335	$ 75	60,000,000	$ 600	$ 840,254	$ (7,463)	$ 833,466

NOVA ROMA, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
For the period from July 13, 2023 (inception) to December 31, 2023

Cash Flows from Operating Activities	
Net loss	$ (6,863)
Adjustments to reconcile net loss to net cash used in operating activities:	
Investments in productions	(128,702)
Changes in operating assets and liabilities:	
Accounts payable	9,698
Net cash used in operating activities	(125,867)
Cash Flows from Financing Activities	
Proceeds from issuance of Series CF preferred stock	895,298
Offering costs	(54,969)
Net cash provided by financing activities	840,329
Net change in cash	714,462
Cash at beginning of the period	-
Cash at end of the period	$ 714,462
Supplemental Disclosure of Cash Flow Information:	
Cash paid for interest expense	$ -
Cash paid for income tax	$ -

See accompanying Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

NOVA ROMA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and for the period from July 13, 2023 (inception) to December 31, 2023

NOTE 1: NATURE OF OPERATIONS

Nova Roma, Inc. (the "Company") was formed on July 13, 2023 under the laws of Delaware. The Company will create filmed content and intends to produce a documentary series for release on streaming platforms. The Company is majority owned by its parent company, Root Cause, LLC (the "Parent").

On August 18, 2023, the Company formed Nova Roma Funding, LLC (the "Crowdfunding Entity" or the "SPV") as a Delaware limited liability company to serve the limited purpose of acquiring, holding, and disposing of securities issued by the Company. The Company is the SPV's managing member and exerts full control of the entity under the terms of the SPV's operating agreement. Therefore, the SPV is consolidated with the Company, though as discussed below it is effectively disregarded for accounting purposes as a direct pass-through entity to the Company after considering consolidating eliminations.

As of December 31, 2023, the Company has not yet commenced operations. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties, including failing to secure funding to commence the Company's planned operations or failing to profitably operate the business.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation
The accompanying consolidated financial statements include all accounts of Nova Roma, Inc. and Nova Roma Funding, LLC. All significant intercompany accounts and transactions have been eliminated in consolidation. Nova Roma Funding, LLC is a special purpose vehicle with the limited purpose of acquiring, holding, and/or disposing of securities issued by Nova Roma, Inc. Accordingly, it is effectively disregarded for accounting purposes as the SPV is a direct pass-through entity to the Company after considering consolidating eliminations.

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted a calendar year as its fiscal year.

Use of Estimates
The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates. Management periodically evaluates estimates used in the preparation of the financial statements for continued reasonableness. Appropriate adjustments, if any, to the estimates used are made prospectively based upon such periodic evaluation.

NOVA ROMA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and for the period from July 13, 2023 (inception) to December 31, 2023

<u>Significant Risks and Uncertainties</u>
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the U.S. along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions, including but not limited to credit risk and changes to regulations governing the Company's industry. Adverse developments in these general business and economic conditions could have a material adverse effect on the Company's financial condition and the results of its operations.

<u>Fair Value of Financial Instruments</u>
Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the consolidated balance sheet approximate their fair value.

<u>Cash Equivalents and Concentration of Cash Balance</u>
The Company considers all highly liquid securities with an original maturity of three months or less to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023, the cash balance exceeded such insured limits by $214,462.

<u>Subscription Receivable</u>
The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on the consolidated balance sheet. When subscription receivables were not received prior to the issuance of consolidated financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the

subscription is reclassified as a contra account to the stockholders' equity on the consolidated balance sheet.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed. No deferred offering costs were recognized as of December 31, 2023.

Production Investments

The Company has cost investments in production. The fair value of these investments is dependent on the performance of the productions as well as volatility inherent in the external markets for these investments. In assessing the potential impairment of these investments, the Company considers these factors as well as the forecasted financial performance of the investees and market values, where available. If these forecasts are not met or market values indicate an other-than-temporary decline in value, impairment charges may be required.

Filmed Entertainment and Production Costs

In accordance with ASC 926, "Entertainment - Films" ("ASC 926"), Filmed Entertainment costs include capitalized production costs, development costs, overhead and capitalized interest costs, net of any amounts received from outside investors. These costs, as well as participations, are recognized as operating expenses for each individual production based on the ratio that the current period's gross revenues for such production bear to management's estimate of its total remaining ultimate gross revenues. Marketing, distribution and general and administrative costs are expensed as incurred. The Company has set a minimum threshold of $10,000 before capitalizing the costs. Management bases its estimates of ultimate revenue for each production on a variety of factors, including historical performance of similar productions, market research and the existence of future firm commitments. Management regularly reviews, and revises, when necessary, its total revenue estimates on a title-by-title basis, which may result in a change in the rate of amortization and/or a write-down of the asset to fair value amount. Costs for productions not produced are written off at the time the decision is made not to develop the story or after ten years.

Production costs are stated at the lower of unamortized cost or estimated fair value on a production basis. Revenue forecasts for productions are continually reviewed by management and revised when warranted by changing conditions. Results of operations in future years are dependent upon the amortization of production costs and may be significantly affected by periodic adjustments in amortization rates. As a result, the Company's financial results fluctuate from period to period.

If estimates of ultimate revenues change with respect to a production, causing reductions in fair values, the Company may be required to write down all or a portion of the related unamortized costs of the production to its estimated fair value. No assurance can be given that unfavorable changes to revenue and cost estimates will not occur, which may result in significant write-downs affecting our results of operations and financial condition.

NOVA ROMA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and for the period from July 13, 2023 (inception) to December 31, 2023

Property and Equipment

Property and equipment are recorded at cost, including transaction costs, less accumulated depreciation, and any impairment in value, excluding the costs of day-to-day servicing. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. The useful lives and the depreciation methods are reviewed periodically to ensure that the periods and depreciation methods are consistent with the expected pattern of economic benefits from items of property and equipment. No property and equipment has been recorded as of December 31, 2023.

Revenue Recognition

Accounting Standards Codification ("ASC") Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues will be recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. No revenue has been earned or recognized as of December 31, 2023.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2023 tax year remains open to examination.

As of December 31, 2023, the Company had estimated net operating loss carryforwards of $10,168, resulting in deferred tax assets of $2,654 based on the Company's expected combined effective tax rate of 26.1%. These deferred tax assets were fully reserved with a valuation allowance due to the Company's lack of basis to expect realization of these deferred tax assets, and therefore the net deferred tax assets were $0 as of December 31, 2023.

NOTE 3: GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the consolidated financial statements, the Company has not yet commenced its planned full-scale principal operations, has an accumulated deficit of $7,463 as of December 31, 2023, and has incurred net loss of $6,863 for the period ended December 31, 2023. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: STOCKHOLDERS' EQUITY

Capital Structure
The Company's certificate of incorporation authorized the Company to issue 140,000,000 shares consisting of 80,000,000 shares of common stock with par value of $0.00001 per share and 60,000,000 shares of preferred stock with par value of $0.00001 per share. All shares of preferred stock are designated as Series CF preferred stock.

Preferred Stock
As of December 31, 2023, 7,460,335 shares of Series CF preferred stock were issued and outstanding.

In 2023, the Company issued 7,460,335 shares of its Series CF preferred stock at $0.12 per share for gross proceeds of $895,298 through a Regulation Crowdfunding offering. The Company incurred offering costs amounting to $54,969 with this issuance.

The holders of preferred stock shall have the following rights and preferences:

Voting Rights
The holders of the preferred stock shall not be entitled to vote on any matter except as required by a non-waivable provision of the general corporation law. As to all matters for which voting by class is specifically required by the general corporation law, each outstanding share of preferred stock shall be entitled to one vote.

Dividend Rights
All dividends amount declared shall first be paid only to holders of preferred stock until the preferred distribution threshold (120% of the original issuance price) is satisfied. Then, upon satisfaction of the preferred distribution threshold, all further dividend amounts declared shall be distributed among the holders of the shares of preferred stock and common stock, pro rata based on the number of shares held by each such holder.

Liquidation Rights
In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, before any payment is made to the holders of common stock the holders of shares of preferred stock then outstanding shall be entitled to be paid, on a cumulative basis, an amount equal to 120% of the original issue price for each share of preferred stock held. The liquidation preference as of December 31, 2023 was $1,074,358.

In the event of any voluntary or involuntary liquidation, dissolution or winding of the Company or deemed liquidation event, after the payment of all the preferential amounts required to be paid to the holders of shares of preferred stock, the remaining funds and assets available for distribution to the stockholders will be distributed among the holders of the shares of preferred stock and common stock, pro rata based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to common stock pursuant to the terms of the certificate of incorporation immediately prior to such liquidation, dissolution or winding up of the Company.

Redemption
Any shares of preferred stock that are redeemed or otherwise acquired by the Company or any of its subsidiaries will be automatically and immediately cancelled and retired and will not be reissued, sold, or transferred. Neither the Company nor any of its subsidiaries may exercise any voting or other rights granted to the holders of preferred stock following any such redemption.

NOVA ROMA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and for the period from July 13, 2023 (inception) to December 31, 2023

Conversion
The shares of preferred stock are not convertible into or exchanged for any other property or securities of the Company.

Common Stock
As of December 31, 2023, 60,000,000 shares of common stock were issued and outstanding.

At the inception date, the Company issued 60,000,000 shares of common stock to its Parent in exchange for the contribution of certain content, associated intellectual property, subsidiary and ancillary rights, and associated revenue streams from such, which were valued at par value as there were no associated historical costs incurred by the Parent and the fair value of such was not readily determinable and deemed to be de minimis.

The holders of common stock are entitled to one vote for each share of common stock held and are subject to the rights and preferences of preferred stock.

NOTE 5: RELATED PARTY TRANSACTIONS

As discussed in Note 4, the Company issued 60,000,000 shares of common stock to its Parent in exchange for certain assets.

NOTE 6: RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 7: COMMITMENTS AND CONTINGENCIES

General
While there is no currently known pending legal proceedings and regulatory actions, the Company could become subject to legal proceedings or regulatory actions in the ordinary course of business. The Company does not anticipate any legal proceedings or regulatory actions that could have a material adverse effect on its business, financial condition or results of operations.

Content Distribution Agreement
The Company entered into a content distribution agreement. As payment for the certain rights conveyed in that agreement, the Company agreed to a revenue sharing arrangement after the recoupment of certain costs by the counterparty and certain deductions. After the deductions, the remaining net revenues will be split 66.67% to the Company and 33.33% to the counterparty. The Company also agreed to pay a share of all net revenues the Company may derive from social media clip licenses after certain deductions at the same rates.

NOTE 8: SUBSEQUENT EVENTS

Management has evaluated all subsequent events through September 24, 2024, the date the consolidated financial statements were available to be issued. There are no additional material events requiring disclosure or adjustment to the consolidated financial statements.